Exhibit 2.1

Roll of Deeds No. G 428/2009

Done

in Frankfurt am Main, on 12/13 November 2009

Before me

Dr. Peter Gamon

the notary

with official residence at Frankfurt am Main, there appeared today in the offices of Freshfields Bruckhaus Deringer LL, Bockenheimer Anlage 44, 60322 Frankfurt am Main, whereto I had betaken myself upon request:

1.	Mr. Michel Wunderlich, born on 10 May 1969, business address at Neuer Wall 55, 20354 Hamburg,

identifying himself by presenting his identity card,

hereinafter not acting in his own name, but in the name and on behalf of

Unity Media S.C.A., a corporate partnership limited by shares (société en commandite par actions) organized under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (registre de commerce et des sociétés) of the Grand Duchy of Luxembolurg under section B, number 108.625, with registered office in Luxembourg and its business address at 2, Rue Josephin Hackin, 1746 Luxembourg, Grand Duchy of Luxembourg,

by virtue of a power of attorney dated 11 November 2009, which was presented as a copy, the person appearing ad 1 promising to submit the original of which to the notary and a certified copy of which will then be attached to this deed,

- the “Seller” -,

2.	Mr. Anton Tuijten, born 24 February 1962, business address at 1119Pe Shiphol-Rijk, Boeing Av. 53. the Netherlands,

identifying himself by presenting his identity card,

hereinafter not acting in his own name, but in the name and on behalf of

BALAGO Vermögensverwaltungsgesellschaft mbH (name change to UPC Germany GmbH pending with the commercial register), a limited liability company (GmbH) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Hamburg under registration number HR B 111 352 and having its seat (Sitz) in Hamburg, Germany, and its business address at Alsterarkaden 27, 20354 Hamburg, by virtue of a power of attorney dated 11 November 2009, one original of which was presented during notarisation and a certified copy of which will be attached to this deed, the notary certifying, that the copy is a true and complete copy of the original, and one copy of which was presented during notarisation, the original of which will be submitted to the notary and a certified copy of which will then be attached to this deed,

- the “Purchaser” -,

and in the name and on behalf of

Liberty Global Europe Inc., a corporation organized under the laws of the state of Delaware, USA, with its business office at 12300 Liberty Blvd, Englewood, CO 80112, USA,

by virtue of a power of attorney dated 11 November 209, which was presented as a copy, which will then be attached to this deed,

- the “Guarantor” -,

The person appearing ad 2 promises to submit originals of the above mentioned power of attorney with a notarial certification of the signatures of the signatories to the notary.

The notary asked those appearing whether he or an attorney of the SCHIEDERMAIR RECHTSANWÄLTE Partnership had acted or was acting in the subject matter of this notarial recording in their capacity as an attorney. Those appearing confirmed that this was not the case.

The notary informed those appearing that originals or engrossments of powers of attorney should be submitted at the recording and that these powers should be accompanied by proof of the representational power of the signatories. Some powers of attorney were submitted only as copies and some powers of attorney were not accompanied by proof of representational powers. In spite of being informed of the related risks those appearing asked for immediate notarial recording.

Those appearing requested the following declarations to be recorded partly in the English and partly in the German language. The notary who speaks English ascertained that the persons appearing have command of the English language, too.

On 11/12 November 2009 Ms. Harriet Schebel made declarations in a notarial deed (Roll of Deeds no. G 427/2009 of the Notary Dr. Peter Gamon in Frankfurt am Main - hereinafter referred to as the “Reference Deed”). Those appearing refer to the Reference Deed which was available in the original. Those appearing are fully aware of the content of the Reference Deed. They waive their right to have it read aloud and to have it attached to this deed.

Now, thereupon, those appearing asked for the notarisation of the following

Share Purchase Agreement.

To the extent that the Share Purchase Agreement makes reference to Exhibit D/1 and Exhibit 8.11.2 such Exhibits shall refer to the Exhibits of the Reference Deed. The rest of the Exhibits are attached to this deed.

Upon enquiry of the notary the Parties declared that to their knowledge the Company does not own real estate.

The above deed, the Share Purchase Agreement and the Exhibits D/2, 1.2.1, 3.3, 4.1.2, 5.2, 7.2.1 (i), 8, 8.4.2, 8.5, 8.6, 8.9/1, 8.9/2, 8.10, 9.2.1 (iii), 9.2.2, 9.2.3, 11.1.5 (ii), 11.4.2 and 12.1 were read to the persons appearing in the respective language in the presence of the notary. The above deed the Share Purchase Agreement and the above mentioned Exhibits were approved by the persons appearing and signed by them and the Notary in their own hand as follows:

/s/ Michel Wunderlich
Michel Wunderlich

/s/ Anton Tuijten
Anton Tuijten

/s/ Peter Gamon
Dr. Peter Gamon, Notary

SHARE PURCHASE AGREEMENT

REGARDING THE SALE AND PURCHASE

OF ALL SHARES IN

UNITYMEDIA GMBH

12/13 NOVEMBER 2009

SHARE PURCHASE AGREEMENT

by and among

1.	Unity Media S.C.A., a corporate partnership limited by shares (société en commandite par actions) organized under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (register de commerce et des sociétés) of the Grand Duchy of Luxembourg under section B, number 108.625 with registered office in Luxembourg and its business address at 2, Rue Joseph Hackin, L-1746 Luxembourg, Grand Duchy of Luxembourg,

- the “Seller”-

2.	BALAGO Vermögensverwaltungsgesellschaft mbH (name change to UPC Germany GmbH pending with the commercial register), a limited liability company (GmbH) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Hamburg under registration number HRB 111352 and having its seat (Sitz) in Hamburg, Germany,

- the “Purchaser”-,

and

3.	Liberty Global Inc., a corporation organized under the laws of the state of Delaware, United States with its business office at 12300 Liberty Blvd, Englewood, CO 80112 USA,

- the “Guarantor”-

(the Seller, the Purchaser and the Guarantor collectively referred to as the “Parties”, and each of them as a “Party”).

Table of Contents

Section 1 Current Status		13

1.1	The Company	13

1.2	The Group Entities	13

1.3	The Seller’s Group	14

1.4	Related Party Transactions	14

Section 2 Sale of the Sold Share; Separate Transfer; Right to Profits		15

2.1	Sale and Purchase of the Sold Share	15

2.2	Separate Transfer Deed	15

2.3	Right to Profits	15

Section 3 Purchase Price for Sold Share and Deposit		15

3.1	Amount of Purchase Price	15

3.2	Payment of Purchase Price	16

3.3	Escrow Agreement	16

3.4	Interest on Purchase Price	16

Section 4 Settlement of Related Party Transactions		16

Section 5 General Rules for Payments		18

5.1	Mode of Payment	18

5.2	Seller’s Account	18

5.3	No Set-Off; No Right of Retention	18

5.4	Default Interest	18

Section 6 Closing Condition and Additional Termination Rights		19

6.1	Closing Condition	19

6.2	Responsibility for Satisfaction of Closing Condition	19

6.3	Consequences of Non-Satisfaction of the Closing Condition	21

6.4	Additional Termination Rights	22

Section 7 Closing Date; Closing; Closing Actions		23

7.1	Place and Time of Closing	23

7.2	Closing	23

Section 8 Seller’s Representations		24

8.1	Title to Sold Share	25

8.2	Status of the Seller and Seller’s General Partner	25

8.3	Status of the Group Entities	26

8.4	Title to Subsidiary Interest in Material Group Entities and certain other Subsidiaries	26

8.5	Material Intercompany Agreements	27

8.6	No Leakage	27

8.7	Finders’ Fees	27

8.8	Prospectus	28

8.9	Agreements and Legal Proceedings	28

8.10	Ordinary Course of Business and Transaction Related Payments	28

8.11	Accounts	29

8.12	No Other Representations or Warranties	29

Section 9 Conduct of Business Prior to Closing		30

9.1	Interim Period	30

9.2	Restricted Actions	30

9.3	Lapse of Interim Period Covenants	32

Section 10 Purchaser’s Guarantees and Liability		32

10.1	Status of the Purchaser and the Guarantor	33

10.2	Financial Capability	33

10.3	Contacts with Management	34

10.4	Information on Merger Clearance	34

10.5	Purchaser’s Liability	34

Section 11 Remedies for Breaches by Seller		35

11.1	Breach; Indemnification; Losses	35

11.2	Procedures	37

11.3	Limitations of Seller’s Liability	37

11.4	Dispute Resolution - Fast Track Arbitration	39

11.5	No Additional Rights or Remedies	42

Section 12 Purchaser’s Covenants and Indemnities; Access to Information; Cooperation		43

12.1	Payoff of Indebtedness	43

12.2	Release and Indemnities	43

12.3	Access to Information	44

12.4	Cooperation	44

Section 13 Liability of Guarantor		47

Section 14 Miscellaneous		47

14.1	Notices	47

14.2	Costs, Taxes and Expenses	49

14.3	Public Disclosure	49

14.4	Entire Agreement	50

14.5	Amendments, Supplements	50

14.6	Assignments	50

14.7	No Rights of Third Parties	50

14.8	Interpretation	50

14.9	Governing Law	51

14.10	Jurisdiction	51

14.11	Severability	52

Index of Definitions

In this Agreement, the following terms and abbreviations shall have the following meanings:

Term	Defined in/as
Affiliate(s)	shall mean any affiliated company (verbundenes Unternehmen) within the meaning of Section 15 of the German Stock Corporation Act (AktG); and, with respect to the Purchaser, the Guarantor and their direct and indirect subsidiaries (Section 15 German Stock Corporation Act (AktG);

Agreement	shall mean this Share Purchase Agreement;

Applicable Reporting Company	Section 12.4.4;

Breach	Section 11.1;

Breach Notice	Section 11.2.1;

Business Day	shall mean any day (other than a Saturday or Sunday) on which banks are open for business in Frankfurt am Main;

CEO	Section 1.4.1;

CEO Option Agreement	Section 1.4.1;

CEO Option Right	Section 1.4.1;

Closing Action(s)	Section 7.2.1;

Closing Condition	Section 6.1;

Closing Confirmation	Section 7.2.3;

Closing Date	Section 7;

Company	Recital A.;

Term	Defined in/as
Contact Persons	Section 9.2.3;

Data Room	Recital D.;

date hereof	shall mean November 13, 2009 CET;

De Minimis Amount	Section 11.3.1;

Debt Financing	Section 10.2;

Debt Financing Documents	Section 10.2;

Decision Date	Section 11.4.3;

Deductible Amount	Section 11.3.1;

Due Diligence Material	Recital D.;

Escrow Account	Section 7.2.1 (i);

Escrow Agent	Section 3.3;

Escrow Agreement	Section 3.3;

Escrow Amount	Section 3.2 (ii);

Exchange Act	Section 12.4.4;

Exchange Act Report	Section 12.4.4;

Fast Track Arbitration Proceeding	Section 11.4;

Finakabel Loan	Section 1.4.4;

Finakabel Loan Agreement	Section 1.4.4;

General Cap	Section 11.3.2;

Group Entit(y/ies)	Section 1.2.2;

Guarantor	Front Page;

Hesse Retained Share	Section 4.1.2;

Term	Defined in/as
Hesse Stake Share Swap	Section 4.1.2;

Hesse Stake	Section 1.4.2;

Interim Period	Section 9.1;

Key Employees	Section 9.2.1;

Leakage	Section 8.6;

Liberty 2009 Annual Report	Section 12.4.4;

Loan Amount	shall mean the amount of outstanding principal and accrued but unpaid interest on the Upstream Shareholder Loan Agreements and the Finakabel Loan Agreement as of the Closing Date as notified by the Seller to the Purchaser in accordance with Section 3.1.

Losses	Section 11.1.2;

Material Group Entit(y/ies)	Section 1.2.2;

Material Intercompany Agreement(s)	Section 8.5;

Merger Clearance	Section 6.1.1;

Minority Entity	Section 1.2.3;

Minority Interest	Section 1.2.3;

New Sold Share	Section 4.1.2;

Other Clearances	Section 6.2.1;

Overall Cap	Section 11.3.2;

Parties/Party	Front Page;

Permitted Leakage	Section 8.6;

Pro Forma Financials	Section 12.4.4;

Term	Defined in/as
Prospectus	Recital D.;

Purchase Price	Section 3.1;

Purchaser	Front Page;

Purchaser Notification Date	Section 11.4.3;

Purchaser’s Notification	Section 11.4.3;

Registration Statement & Prospectus	Section 12.4.4;

Relevant Sections	Section 8.8;

SEC	Section 12.4.4;

Securities Act	Section 12.4.4;

Seller	Front Page;

Seller’s Account	Section 5.2;

Seller’s Amount	Section 3.2;

Seller’s Commitment(s)	Section 12.2.1;

Seller’s General Partner	Section 1.4.2;

Seller’s Group	Section 1.3;

Seller’s Knowledge	Section 8;

Seller’s Notification	Section 11.4.3;

Seller’s Representation(s)	Section 8;

Single Arbitrator	Section 11.4.2;

Single Arbitrator Submissions	Section 11.4.4;

Sold Share	Section 1.1.2;

Subsidiary Interests	Section 1.2.1;

Term	Defined in/as
Subsidiar(y/ies)	Section 1.2.1;

Third-Party Claim	Section 11.2.2;

Transfer Deed	Section 7.2.1;

Upstream Shareholder Loans	Section 1.4.3;

Upstream Shareholder Loan Agreements	Section 1.4.3.

Index of Exhibits

Exhibit D/1	Prospectus

Exhibit D/2	Instruction to Notary

Exhibit 1.2.1	List of Subsidiaries

Exhibit 3.3	Form of Escrow Agreement

Exhibit 4.1.2	Performance of Hesse Stake Share Swap

Exhibit 5.2	Seller’s Account

Exhibit 7.2.1 (i)	Form of Transfer Deed

Exhibit 8	Persons relevant for Seller’s Knowledge

Exhibit 8.4.2	List of encumbrances on certain Subsidiary Interests

Exhibit 8.5	List of Material Intercompany Agreements

Exhibit 8.6	List of Permitted Leakage

Exhibit 8.9/1	Material Agreements not described in Prospectus

Exhibit 8.9/2	Material Litigation not described in Prospectus

Exhibit 8.10	List of actions outside the Ordinary Course

Exhibit 8.11.2	Consolidated Interim Financial Statements 2008

Exhibit 9.2.1 (viii)	Capex budget for the year 2010

Exhibit 9.2.2	List of actions approved by Purchaser

Exhibit 9.2.3	Purchaser’s Contact Person

Exhibit 11.1.5 (ii)	Financial statements of Group Entities

Exhibit 11.4.2	List of Single Arbitrators

Exhibit 12.1	List of Material Financing Agreements

Recitals

A.	The Seller is the sole shareholder of Unitymedia GmbH, a limited liability company (Gesellschaft mit beschränkter Hafung) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Cologne (Köln) under registration number HRB 57237 and having its registered office in Cologne (Köln), Germany (the “Company”).

B.	The Company is the holding company of the Group Entities (as defined below).

C.	Purchaser is an indirect subsidiary of Guarantor.

D.	Prior to the date hereof, the Purchaser, the Guarantor and their respective advisors and representatives had access to, and have been able to review, certain documents and limited information of a commercial, financial, accounting, tax, legal, environmental and other nature concerning the Group Entities pursuant to a due diligence investigation, which included inter alia, (i) the draft prospectus of Unitymedia AG attached hereto as Exhibit D/1 (the “Prospectus”), and (ii) the documents made available in a data room at the offices of Latham & Watkins LLP at Reuterweg 20, 60323 Frankfurt am Main and Regus Center Frankfurt, An der Welle 4, 60322 Frankfurt am Main, a copy of which was deposited with the acting notary public, for purposes of providing evidence (the “Data Room”), under the terms set forth in Exhibit D/2, and (iii) the answers given to the Purchaser, the Guarantor and/or their respective advisors or representatives in writing during the question & answer process (the documents and information described in this Recital D. collectively, the “Due Diligence Material”).

E.	The Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, all of the shares in the Company owned by the Seller in accordance with, and subject to the terms and conditions of this Agreement.

F.	The Guarantor wishes to guarantee the performance by the Purchaser of the Purchaser’s obligations under this Agreement.

Now, therefore, the Parties agree as follows:

Section 1

Current Status

1.1	The Company

1.1.1	Name, Legal Form, Registration. The Company is a limited liability company (Gesellschaft mit beschränkter Hafung) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Cologne (Köln) under registration number HRB 57237 and having its registered office in Cologne (Köln), Germany.

1.1.2	Share Capital; Sold Share. The registered share capital (Stammkapital) of the Company amounts to EUR 12,682,200 (in words: Euro twelve million six hundred eighty-two thousand two hundred). As of the date hereof, the registered share capital is represented by one share in the nominal amount of EUR 12,682,200 (in words: Euro twelve million six hundred eighty-two thousand two hundred), which share is held, as of the date hereof, by the Seller (the “Sold Share”). In the event of the performance of the Hesse Stake Share Swap described in Section 4.1.2, the Sold Share will be divided into the New Sold Share and the Hesse Retained Share (in each case as defined in Section 4.1.2) prior to the Closing Date.

1.2	The Group Entities

1.2.1	Subsidiaries. The Company holds, directly or indirectly, shares or equity interests in the entities set forth in Exhibit 1.2.1 (such entities collectively the “Subsidiaries” and each a “Subsidiary”). The shares or equity interests held by the Company in any Subsidiary and the shares or equity interests held by any Subsidiary in any other Subsidiary (in each case as set out in Exhibit 1.2.1) are herein collectively referred to as the “Subsidiary Interests”.

1.2.2	Group Entities; Material Group Entities. The Company and the Subsidiaries are herein collectively referred to as the “Group Entities” and each as a “Group Entity”. The Company and the Subsidiaries Unitymedia Management GmbH (Cologne; HRB 57277), Unitymedia Hessen GmbH & Co. KG (Cologne; HRA 24116), Unitymedia NRW GmbH (Cologne; HRB 55984) and Unitymedia Services GmbH (Cologne, HRB 64415) are herein collectively referred to as the “Material Group Entities” and each of them as a “Material Group Entity”.

1.2.3	Minority Entity. The Company holds approximately 11.11% of the shares (the “Minority Interest”) of KVG München Kabelfernseh-Vertriebsgesellschaft mbH (the “Minority Entity”).

1.3	The Seller’s Group

The Seller and its Affiliates (other than the Group Entities) are hereinafter referred to as the “Seller’s Group”.

1.4	Related Party Transactions

1.4.1	CEO Option Right. As of the date hereof, inter alia the Company and its CEO Mr. Parm Sandhu (the “CEO”) are parties to an Option Agreement dated May 13, 2003, which was amended on April 1, 2005 and on April 11, 2007 (the “CEO Option Agreement”), the latter of which was disclosed to Purchaser. Under the CEO Option Agreement, the CEO was granted an option by the Company to acquire shares in the Company in a total nominal amount of EUR 105,100 (in words: Euro one hundred five thousand one hundred) (the “CEO Option Right”). The CEO has not exercised such right until the date hereof. With respect to the CEO Option Agreement and the CEO Option Right, the provisions of Section 4.1.1 shall apply.

1.4.2	Hesse Stake. During the nine months ended September 30, 2009, Unitymedia Hessen GmbH & Co. KG acquired 8,580.17 securities (i.e., shares of the Seller, CPECs and PECs (if any)) issued by the Seller and 8,580.17 shares of Unity Media Management S.A., the general partner of the seller (the “Seller’s General Partner”) (such securities issued by the Seller and shares issued by the Seller’s General Partner collectively together the “Hesse Stake”), which Unitymedia Hessen GmbH & Co. KG still holds as of the day hereof. With respect to the Hesse Stake, the provisions of Section 4.1.2 shall apply.

1.4.3	Upstream Shareholder Loan. Under a loan agreement dated October 31, 2007, Unitymedia Hessen GmbH & Co. KG granted a loan in the amount of EUR 1,750,000 (in words: Euro one million seven hundred fifty thousand) to the Seller to fund certain parent company expenses at an interest rate of ten percent per annum. Under a further loan agreement dated 2009 (entered into on or around March 23, 2009) an additional loan in the amount of EUR 1,300,000 (in words: Euro one million three hundred thousand) was granted by Unitymedia Hessen GmbH & Co. KG to the Seller. As of September 30, 2009, the total aggregate outstanding amount of the loans granted under the loan agreement dated October 31, 2007 and the loan agreement dated 2009 (entered into on or around March 23, 2009) (collectively the “Upstream Shareholder Loan Agreements”) plus accrued interest was approximately EUR 3,300,000 (in words: Euro three million three hundred thousand) (the “Upstream Shareholder Loans”). With respect to the Upstream Shareholder Loan Agreements and the Upstream Shareholder Loans, the provisions of Section 4.1.3 shall apply.

1.4.4	Finakabel Loan. Under a loan agreement dated on or around April 2007 (the “Finakabel Loan Agreement”), Unitymedia Management GmbH granted a loan in the amount of EUR 1,914,912 (in words: Euro one million nine hundred fourteen thousand nine hundred twelve) to Finakabel Holdings Ltd. an Affiliate of BC Partners, which, through its Affiliates holds 35.3 percent of the outstanding shares in the Seller. The loan bears a payment in kind interest at 12 percent per annum, and as of September 30, 2009, the total outstanding amount of the loan plus accrued interest was approximately EUR 2,500,000 (in words: Euro two million five hundred thousand) (the “Finakabel Loan”). With respect to the Finakabel Loan Agreement and the Finakabel Loan, the provisions of Section 4.1.4 shall apply.

Section 2

Sale of the Sold Share; Separate Transfer; Right to Profits

2.1	Sale and Purchase of the Sold Share

Upon the terms and subject to the conditions of this Agreement, the Seller hereby sells to the Purchaser, and the Purchaser hereby purchases from the Seller, the Sold Share, or, subject to the performance of the Hesse Stake Share Swap described in Section 4.1.2 prior to the Closing Date, the New Sold Share.

2.2	Separate Transfer Deed

The Seller and the Purchaser agree that the Sold Share (or the New Sold Share, as the case may be) is not transferred by virtue of this Agreement, but will be assigned with effect “in rem” (mit dinglicher Wirkung) on the Closing Date by means of the Transfer Deed (as defined in Section 7.2.1(i) below).

2.3	Right to Profits

The Sold Share (or the New Sold Share, as the case may be) is sold to the Purchaser with all rights and obligations pertaining thereto, including the right to receive, to the extent not distributed, all profits for the fiscal year commencing on January 1, 2009 00:00 hours (CET) and for previous fiscal years.

Section 3

Purchase Price for Sold Share and Deposit

3.1	Amount of Purchase Price

The purchase price for the Sold Share (or the New Sold Share, as the case may be) shall be an amount equal to the sum of EUR 2,000,000,000 (in words: Euro two billion) plus the Loan Amount (such sum, the “Purchase Price”). It being clarified, for the avoidance of doubt, that such Purchase Price shall remain unchanged irrespective of whether the Hesse Stake Share Swap is performed or not. The Seller shall inform the Purchaser at the latest three (3) Business Days before the Closing Date of the amount of the Loan Amount as of the Closing Date; the amount stated in such notice shall be binding on the Parties.

3.2	Payment of Purchase Price

The Purchase Price shall be delivered by the Purchaser on the Closing Date in accordance with the provisions of Section 5

(i)	in an amount equal to the sum of EUR 1,940,000,000 (in words: Euro one billion nine hundred forty million) plus the Loan Amount to the Seller’s Account (the “Seller’s Amount”); and

(ii)	in an amount equal to EUR 60,000,000 (in words: Euro sixty million) (the “Escrow Amount”) to the Escrow Account.

3.3	Escrow Agreement

In due course following the date hereof, the Seller and the Purchaser shall enter into an escrow agreement substantially in the form attached hereto as Exhibit 3.3 with the Swiss notary Stephan Cueni of the law firm Wenger Plattner, or in case Stephan Cueni is not willing or able to do so, with such other person or institution as may be agreed upon by the Seller and the Purchaser. The escrow agreement ultimately entered into by the Seller and the Purchaser with Stephan Cueni or such other person or institution (the “Escrow Agent”) is herein referred to as the “Escrow Agreement” and the escrow account designated therein is herein referred to as the “Escrow Account”.

3.4	Interest on Purchase Price

The Purchase Price shall bear interest from and including July 1, 2010 to, but not including, the Closing Date. The applicable interest rate shall be 10% per annum. Interest shall be calculated on the basis of actual days elapsed and a calendar year with 360 days. The interest on the Purchase Price, if any, shall be paid on the Closing Date to the Seller’s Account in accordance with the provisions of Section 5 and Section 7.2.1 (ii).

Section 4

Settlement of Related Party Transactions

4.1.1	Treatment of CEO Option Right. By entering into the agreement (deed-roll no.: 5450/2009 of notary Dr. Bernhard Schaub/Munich), the CEO has - subject to the occurrence of the Closing - waived the CEO Option Right with effect as of the Closing Date.

4.1.2	Treatment of Hesse Stake. The Seller shall be entitled to cause that the Hesse Stake will effective as of or prior to the Closing Date no longer be owned by any of the Group Entities, as a result of the performance of the transaction set forth in Exhibit 4.1.2 (such transaction the “Hesse Stake Share Swap”). The share in the Company in the nominal amount of EUR 793,221 (in words: seven hundred ninety-three thousand two hundred and twenty-one) which is - subject to the performance of the Hesse Stake Share Swap - received by Unitymedia Hessen GmbH & Co. KG as a result of the division of the Sold Share set forth in Exhibit 4.1.2 is herein referred to as the “Hesse Retained Share” and the remaining share in the Company in the nominal amount of EUR 11,888,979 (in words: Euro eleven million eight hundred eighty-eight thousand-nine hundred seventy-nine) resulting therefrom which is retained by the Seller is herein referred to as the “New Sold Share”.

4.1.3	Treatment of Upstream Shareholder Loans. Upon and subject to receipt by the Seller of the Loan Amount on the Closing Date in the Seller’s Account in accordance with the provisions of Section 5, the Seller shall immediately repay the Upstream Shareholder Loans.

4.1.4	Treatment of Finakabel Loan. The Seller will assume as of or prior to the Closing Date Finakabel Holdings Ltd.’s position as borrower under the Finakabel Loan Agreement (befreiende Vertragsübernahme) and all rights and obligations of Finakabel Holdings Ltd. existing thereunder at the time of such assumption, including, without limitation, the assumption (befreiende Schuldübernahme) of all liabilities of Finakabel Holdings Ltd. forming the Finakabel Loan (including the outstanding principal amount and any accrued but unpaid interest on the Closing Date). The Seller shall cause Unitymedia Management GmbH to agree to such assumption. Upon and subject to receipt by the Seller of the Loan Amount on the Closing Date in the Seller’s Account in accordance with the provisions of Section 5, the Seller shall immediately repay the Finakabel Loan. Upon the payments made by the Seller under this Section 4.1.4 and Section 4.1.3, the Purchaser shall procure that Unitymedia Management GmbH and Unitymedia Hessen GmbH & Co. KG confirm to the Seller in writing receipt of such payments and full discharge of the liabilities under the Finakabel Loan and the Upstream Shareholder Loans.

Section 5

General Rules for Payments

5.1	Mode of Payment

Any payments under this Agreement shall be made in Euros by irrevocable wire transfer of immediately available funds, free of bank and other charges. Any such payment shall be deemed duly and timely made only upon the irrevocable and unconditional crediting of the amount payable (without deduction of any costs or charges) to the relevant bank account on, and on a value date no later than, the relevant due date.

5.2	Seller’s Account.

All payments owed by the Purchaser or the Guarantor to the Seller under or in connection with this Agreement shall be paid to the account set forth in Exhibit 5.2 or any other bank account in the European Union notified by the Seller in writing five (5) Business Days prior to the due date of such payment (the “Seller’s Account”). Any amounts payable by the Purchaser or the Guarantor under or in connection with this Agreement are to be made free and clear of withholding taxes, if any. If and to the extent payments by the Purchaser or the Guarantor are subject to withholding taxes, the respective amounts shall be grossed up for such withholding taxes.

5.3	No Set-Off; No Right of Retention.

Except as provided otherwise herein, no Party shall be entitled (i) to set off (aufrechnen) any rights or claims it may have against any rights or claims the respective other Party may have under this Agreement, or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht), unless the rights or claims to be set-off (including, for payment claims, the amount) or the right of retention (Zurückbehaltungsrecht) have been acknowledged (anerkannt) in writing by the respective other Party or have been established by a final decision (rechtskräftig festgestellt) of a competent court (Gericht) or arbitral tribunal (Schiedsgericht) or, in case of a Fast Track Arbitration Proceeding pursuant to Section 11.4, the Single Arbitrator (Einzelschiedsrichter).

5.4	Default Interest.

Any failure by the Purchaser or the Guarantor to make any payment (including, without limitation, the payment of the Purchase Price (including, without limitation, the Escrow Amount and the Seller’s Amount) when due shall result in their immediate default (Verzug), without any reminder by the Seller being required. Any cash payments due under this Agreement shall bear interest from and including the respective due date to, but not including, the date of receipt. The applicable interest rate shall be 12% per annum. Interest shall be calculated on the basis of actual days elapsed and a calendar year with 360 days.

Section 6

Closing Condition and Additional Termination Rights

6.1	Closing Condition

6.1.1	Closing Condition. The obligations of the Seller and the Purchaser to take the Closing Actions set forth in Section 7.2.1 below shall be subject to the following condition precedent (aufschiebende Bedingung) (the “Closing Condition”) having either been satisfied or waived in accordance with this Agreement:

The proposed concentration shall have been approved or be deemed approved by the European Commission pursuant to Council Regulation (EC) No. 139/2004, or if and to the extent referred by the European Commission to a national competition authority in an EU member state, approved or be deemed approved by the respective national competition authority (hereinafter referred to as “Merger Clearance”).

6.1.2	Mutual Information. The Parties shall keep each other informed of the status of the satisfaction of the Closing Condition and shall notify each other without undue delay in writing as soon as the Closing Condition has been satisfied.

6.1.3	Waiver of Closing Condition. The Seller and the Purchaser may at any time waive, in whole or in part, the Closing Condition by mutual written agreement. The effect of a waiver shall be limited to eliminating the need that the Closing Condition be satisfied as a condition precedent to the obligations of the Parties to take the Closing Actions and shall not limit or prejudice any claims that a waiving Party may have with respect to any circumstances relating to the Closing Condition not having been satisfied.

6.2	Responsibility for Satisfaction of Closing Condition

6.2.1

Filing Obligation. Subject to the co-operation of the Seller in accordance with the provisions of Section 6.2.2, and in close co-operation with the Seller, the Purchaser shall procure the filing of the necessary notification for the Merger Clearance as soon as reasonably practicable following the date hereof and in any event within 30 days of the date hereof unless the European Commission does not accept the notification within 30 days and requests a later filing, in which case the relevant filing shall be made on such later date at the earliest time that is accepted by the European Commission. The Purchaser shall use its best endeavours to procure that the Closing Condition is satisfied on or before September 30, 2010, unless the then competent authority for providing Merger Clearance has stopped the clock or required the Purchaser to extend the investigation phase. For the avoidance of doubt, any merger control clearances or other clearances by any governmental authorities other than the Merger Clearance (the “Other Clearances”) shall not constitute a Closing Condition under this Agreement.

6.2.2	Cooperation and Participation Rights. The Purchaser shall furnish all information required for obtaining the Merger Clearance and any Other Clearances. Any filings made by the Purchaser shall require the prior consent of the Seller. The Seller undertakes to cooperate with the Purchaser in providing all information concerning the Group Entities reasonably required by the Purchaser for such purpose. In order to obtain the Merger Clearance and the Other Clearances, the Seller and the Purchaser shall (i) use reasonable efforts to cooperate in all respects in the preparation of any filing or notification and in connection with any submission, investigation or inquiry, (ii) supply to any competent authority without undue delay (unverzüglich) any additional information requested pursuant to applicable law and take all other procedural actions required to obtain the Merger Clearance and any Other Clearances or to cause any applicable waiting periods to commence and expire, (iii) provide without undue delay (unverzüglich) copies of any written communication sent or received (or written summaries of any non-written communication) in connection with the Merger Clearance, and (iv) give each other and their advisors the opportunity to participate in all meetings and conferences with any competent authority, subject, in all cases, to appropriate measures being taken to safeguard (including from the other Party) the confidentiality of commercially sensitive information.

6.2.3

Responsibility. In order to enable the Parties to close the transactions as contemplated under this Agreement in a timely manner, the Purchaser shall undertake and shall cause (dafür einstehen) its Affiliates to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any authority, except where such steps would cause an unreasonable hardship (Unzumutbarkeit) for the Purchaser and its Affiliates (taken as a whole). Except if and to the extent this would cause an unreasonable hardship (Unzumutbarkeit) for the Purchaser and its Affiliates (taken as a whole), such undertaking and responsibility of the Purchaser shall include, without limitation, accepting any obligations or conditions (Auflagen und Bedingungen), and making - including measures which qualify under the balancing clause - and satisfying any commitments (Zusagen) as promptly as practicable, whether in the form of hold-separate arrangements or otherwise, the sale, divestiture or disposition of such of its or its Affiliates’ assets, properties or businesses or of the assets, properties or businesses of the Group Entities and the entrance into such other arrangements, as are necessary or desirable to avoid that the consummation of the transactions contemplated under this Agreement is materially delayed or prohibited. The Purchaser undertakes not to, and shall cause (dafür einstehen) its Affiliates not to, and the Seller undertakes not to and shall cause (dafür einstehen) the Group Entities not to enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition), that might reasonably be expected to make it more difficult, or to materially increase the time required, to obtain the Merger Clearance. If the consummation of the transactions contemplated under this Agreement is prohibited by any authority or court, upon request of the Seller, the Purchaser shall, at the Purchaser’s cost and indemnifying the Seller for any reasonable costs and expenses incurred by the Seller in connection therewith, contest such decision (including by way of litigation) and use all other reasonable efforts to ensure that the Closing may be consummated as contemplated by this Agreement and as timely as reasonably practicable (including the application of a ministerial permit), provided that the obligations to contest such decision shall lapse upon a valid termination of this Agreement. Notwithstanding the foregoing, the Purchaser shall inform the Seller in writing without undue delay if it becomes reasonably likely that the Closing Condition set forth in Section 6.1.1. (Merger Clearance) above will not be satisfied or will not be satisfied in a timely manner or that conditions will or are likely to be imposed by an authority which may affect the Seller’s interests. Notwithstanding the foregoing, the Purchaser shall not be obliged to contest such decision through litigation if (i) in the event of a filing with the EU, the European Commission has finally prohibited the concentration, or (ii) in the event of a referral by the EU to the German FCO, the German FCO has prohibited the concentration and the Minister for Economic Affairs has rejected a ministerial permit. In either case, the Parties will agree to negotiate in good faith and make all reasonable efforts to agree to terminate the Agreement as soon as possible prior to September 30, 2010.

6.2.4	No Adjustment of the Purchase Price. For the avoidance of doubt, the Purchaser may not request any adjustment of the Purchase Price or other amendment to this Agreement as a result of any divestiture or other action required pursuant to Section 6.2.3 above or pursuant to any decision made by a competent authority with a view to the grant of a clearance by such authority for the transaction contemplated hereby.

6.3	Consequences of Non-Satisfaction of the Closing Condition

In the event that the Closing Condition set forth in Section 6.1.1 (Merger Clearance) is not satisfied or waived in accordance with this Agreement at the latest on September 30, 2010, (i) unless such non-satisfaction was caused by a breach of the obligations of the Seller provided for under Section 6.2 above, Seller may terminate this Agreement by giving written notice thereof to the Purchaser, and (ii), unless such non-satisfaction was caused by a breach of the obligations of the Purchaser provided for under Section 6.2 above, the Purchaser may terminate this Agreement by giving written notice thereof to the Seller.

In the event this Agreement is terminated pursuant to this Section 6.3, neither the Purchaser nor the Seller shall have any obligation or liability towards the respective other Party except that (i) the Purchaser shall be liable for any breaches of its obligations under Section 6.2 above, (ii) any liability of any Party for damages already due on the date of termination or for damages for a willful breach of any covenants of this Agreement shall remain unaffected, and (iii) the provisions of Section 14 of this Agreement shall survive and remain in full force and effect.

6.4	Additional Termination Rights

6.4.1

Purchaser’s Termination Right. The Purchaser shall be entitled to terminate this Agreement by giving written notice thereof to the Seller no later than at 24:00 hours CET on the third (3rd) Business Day following the date hereof, if the Purchaser’s financing sources under the Debt Financing Documents have validly terminated their commitments to provide, or declined to provide, the Debt Financing to the Purchaser for purposes of the transactions contemplated under this Agreement under the Debt Financing Documents on the sole basis and as a direct result of a Market Disruption (as defined below).

For the avoidance of doubt, any such termination right shall irrevocably lapse at 24:00 hours CET on the third (3rd) Business Day following the date hereof.

A “Market Disruption” shall be deemed to have occurred only if during the first three (3) Business Day period following the date hereof, there has occurred a material disruption in the financing or capital markets that renders the financing sources unable to place, sell or resell the Debt Financing prior to the expiration of such period at any price.

In the event this Agreement is terminated pursuant to this Section 6.4.1, neither the Purchaser nor the Seller shall have any obligation or liability towards the respective other Party except that (i) any liability of any Party for damages already due on the date of termination or for damages for a willful breach of any covenants of this Agreement shall remain unaffected, and (ii) the provisions of Section 14 of this Agreement shall survive and remain in full force and effect.

6.4.2	Agreement re Statutory Termination Rights of Purchaser. In the event that despite the limitation on Purchaser’s remedies provided for under Section 11.5 the Purchaser becomes entitled to a termination right under mandatory statutory law (other than as a result of a willful (vorsätzlich) material breach of this Agreement by the Seller), it is agreed that Purchaser may exercise such termination right only if the Purchaser is not itself in material breach of the provisions of this Agreement and has given Seller 15 days prior written notice of its intention to exercise the termination right, without the Seller having cured the breach of this Agreement during such 15 days period. With respect to any termination right of the Seller other than those pursuant to this Section 6, the preceding sentence shall apply mutatis mutandis.

Section 7

Closing Date; Closing; Closing Actions

7.1	Place and Time of Closing

The closing of the transactions set forth in this Agreement shall occur at 9:00 am CET on the fifth (5th) Business Day following the day on which the Closing Condition was completely and validly satisfied or waived, at the offices of Latham & Watkins LLP, Reuterweg 20, 60323 Frankfurt am Main, Germany, or at any other date or place mutually agreed upon by the Seller and the Purchaser (the “Closing Date”).

7.2	Closing

7.2.1	Closing Actions. On the Closing Date, the Seller and the Purchaser (as the case may be) shall take, or cause to be taken, simultaneously (Zug um Zug) the following actions (collectively the “Closing Actions” and each a “Closing Action”):

(i)	The Seller and the Purchaser shall enter into a notarized share transfer deed which deed shall be substantially in the form attached hereto as Exhibit 7.2.1 (i) (the “Transfer Deed”) providing for the transfer in rem (mit dinglicher Wirkung) of the Sold Share (or, subject to the performance of the Hesse Stake Share Swap prior to the Closing Date, the New Sold Share) to the Purchaser.

(ii)	The Purchaser shall, in accordance with the provisions of Section 5, deliver (1) the Seller’s Amount and the interest, if any, having accrued on the Purchase Price in accordance with Section 3.4, to the Seller’s Account and (2) the Escrow Amount to the Escrow Account.

(iii)	Following (1) receipt in accordance with the provisions of Section 5 in the Seller’s Account, of the Seller’s Amount and the interest, if any, having accrued on the Purchase Price and (2) receipt by the Seller of a written confirmation by the Escrow Agent to the Seller that the Escrow Amount was received in accordance with the provisions of Section 5 in the Escrow Account, the Seller and the Purchaser shall confirm in writing to each other that the condition precedent (aufschiebende Bedingung) for the in rem (mit dinglicher Wirkung) transfer of the Sold Share (or, subject to the performance of the Hesse Stake Share prior to the Closing Date, the New Sold Share) under the Transfer Deed has been satisfied and deliver written notice to the notary having notarized the Transfer Deed that the Sold Share has been transferred to the Purchaser.

7.2.2	Waiver of Closing Actions. All Closing Actions may be waived jointly by the Seller and the Purchaser. The effect of a waiver shall be limited to eliminating the need that the respective Closing Action is taken on the Closing Date and shall not limit or prejudice any claims any Party may have with respect to any circumstances relating to such Closing Action not being taken pursuant to this Agreement.

7.2.3	Closing Confirmation. After all Closing Actions have been taken or occurred or have been validly waived, the Seller and the Purchaser shall confirm in a written document, to be jointly executed (or executed in duplicate) (the “Closing Confirmation”) that all Closing Actions have been taken or waived and that the Closing Condition has been satisfied or waived. The legal effect of the Closing Confirmation shall be to serve as evidence that all Closing Actions and the Closing Condition have been taken, satisfied or waived. However, the execution of the Closing Confirmation shall not limit or prejudice the rights of the Parties arising under this Agreement or under applicable law.

Section 8

Seller’s Representations

Subject to the limitations, qualifications and disclosures (including without limitation, the disclosures in the Due Diligence Material, this Agreement and its Exhibits) set forth in this Agreement, the Seller hereby represents to the Purchaser in the form of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of Section 311 of the German Civil Code (BGB) that the statements in Section 8.1 through Section 8.11 (collectively the “Seller’s Representations” and each a “Seller’s Representation”) are true and correct as of the date hereof, unless it is specifically provided that a representation is made as of a different or additional date or dates, in which case the representation shall be true and correct as of such different or additional date or dates. The scope and content of each Seller’s Representation as well as Seller’s liability arising thereunder shall be exclusively defined by the provisions of this Agreement (including without limitation, the limitations on the Purchaser’s rights and remedies set forth in Section 11 below), which shall be an integral part of the Seller’s Representations. The Seller and the Purchaser agree and explicitly confirm that no Seller’s Representation shall be construed as a Seller’s guarantee (Garantie für die Beschaffenheit der Sache) within the meaning of Sections 443 and 444 of the German Civil Code (BGB).

For purposes of this Agreement, “Seller’s Knowledge” means the actual knowledge (positive Kenntnis), as of the date hereof, of only Messrs. Eric Zinterhofer and Raymond Svider, after having made due inquiry with the persons listed in Exhibit 8. It is understood that Messrs. Eric Zinterhofer and Raymond Svider shall in any event (but without limitation) be deemed to have made due and sufficient inquiry with the persons listed in Exhibit 8 if such persons have confirmed in writing that they are not aware of the Seller’s Representations being inaccurate, provided that with regard to the guarantee in Section 8.10 relating to material change in the employment terms and conditions of Key Employees Messrs. Eric Zinterhofer and Raymond Svider shall in any event (but without limitation) be deemed to have made due and sufficient inquiry if Chris Winfrey has confirmed in writing (including e-mail) that he is not aware of such Seller’s Representation being inaccurate. Seller’s Representations which are subject to the Seller’s Knowledge shall be true and correct only as of the date hereof.

8.1	Title to Sold Share

8.1.1	Valid Issuance. As of the date hereof and as of the Closing Date, the Sold Share is (or, subject to performance of the Hesse Stake Share Swap, the New Sold Share and the Hesse Retained Share are) duly authorized, validly issued and fully paid up and represent(s) all of the issued and outstanding shares in the Company. The CEO Option Rights will be waived effective as of or prior to the Closing Date.

8.1.2	Ownership of Sold Shares; No Rights of Third Parties. As of the date hereof and as of the Closing Date, the Seller owns the Sold Share (or, subject to performance of the Hesse Stake Share Swap, the Seller will own on the Closing Date the New Sold Share and Unitymedia Hessen GmbH & Co. KG will own the Hesse Retained Share) free and clear of any encumbrances (dingliche Belastungen) and pending assignments and there are no preemptive rights, rights of first refusal, options or other rights of any third party to purchase or acquire the Sold Share (or, subject to performance of the Hesse Stake Share Swap, the New Sold Share and the Hesse Retained Share). There are no rights to request a capital increase of the Company or otherwise to subscribe for new shares of the Company.

8.1.3	Due Authorization. As of the date hereof and as of the Closing Date, (i) all required approvals of any corporate bodies of the Seller and the Seller’s General Partner for the execution of this Agreement and the consummation of the transactions contemplated hereunder have been given and (ii) such execution and consummation do not violate any provisions of the articles of association, certificate of incorporation, bylaws or equivalent constitutional document of Seller and Seller’s General Partner.

8.2	Status of the Seller and Seller’s General Partner

8.2.1	Corporate Status. As of the date hereof and as of the Closing Date, the Seller is a corporate partnership limited by shares (société en commandite par actions) and the Seller’s General Partner is a stock corporation (société anonyme), in each case duly incorporated and validly existing under the laws of Luxembourg.

8.2.2	No Insolvency. As of the date hereof and as of the Closing Date, no insolvency proceedings (Insolvenzverfahren) have been opened in relation to the assets of the Seller or the Seller’s General Partner.

8.2.3	No violation. Assuming compliance with any merger control laws, the execution and consummation of this Agreement by the Seller and the performance of the transactions contemplated hereunder does not violate any applicable law or any judicial or governmental order (gerichtliche oder behördliche Verfügung) by which the Seller and/or the Seller’s General Partner are bound. There are no proceedings or investigations whatsoever pending or threatened against the Seller or the Seller’s General Partner which would prevent or materially delay the consummation of the transaction contemplated under this Agreement.

8.2.4	Binding Agreement. As of the date hereof and as of the Closing Date, this Agreement and all other agreements executed or to be executed in connection therewith have been duly executed on behalf of the Seller and the Seller’s General Partner and constitute binding obligations of Seller and the Seller’s General Partner, enforceable against them in accordance with their respective terms and conditions.

8.3	Status of the Group Entities

8.3.1	Corporate Status. As of the date hereof and as of the Closing Date, each Material Group Entity is duly established and validly existing under the laws of Germany.

8.3.2	No Insolvency. As of the date hereof and as of the Closing Date, no insolvency proceedings (Insolvenzverfahren) have been opened in relation to the assets of any Material Group Entity.

8.3.3	No Other Equity Interests. As of the date hereof and as of the Closing Date, the Company does not, directly or indirectly, hold any shares or equity interest in any legal entity other than the Subsidiaries and the Minority Entity. The Hesse Stake will cease to be owned by the Group Entities effective as of or prior to the Closing Date.

8.3.4	Corporate Governance; Right to Profits. No Material Group Entity is a party to any agreement which would permit any third party (other than any Group Entity or the Seller and the Seller’s General Partner) to control the corporate governance of such Material Group Entity or obligate it to transfer any profits to any such third party.

8.4	Title to Subsidiary Interest in Material Group Entities and certain other Subsidiaries

8.4.1	Valid Issuance. As of the date hereof and as of the Closing Date, the Subsidiary Interests in the Material Group Entities and in the Subsidiaries Arena Sport Rechte und Marketing GmbH, Unitymedia Aachen GmbH and Unitymedia Wiesbaden GmbH are duly authorized and validly issued.

8.4.2	Ownership of Subsidiary Interests; No Rights of Third Parties. As of the date hereof and as of the Closing Date, the Subsidiary Interests in the Material Group Entities and in the Subsidiaries Arena Sport Rechte und Marketing GmbH, Unitymedia Aachen GmbH and Unitymedia Wiesbaden GmbH are owned as set forth in Exhibit 1.2.1. As of the date hereof and as of the Closing Date, the Subsidiary Interests in the Material Group Entities and in the Subsidiaries Arena Sport Rechte und Marketing GmbH, Unitymedia Aachen GmbH and Unitymedia Wiesbaden GmbH are free and clear of any encumbrances (dingliche Belastungen) and pending assignments and there are no preemptive rights, rights of first refusal, options or other rights of any third party to purchase or acquire any of the Subsidiary Interests or new shares in the Material Group Entities and/or in the Subsidiaries Arena Sport Rechte und Marketing GmbH, Unitymedia Aachen GmbH and Unitymedia Wiesbaden GmbH, in each case except for rights provided under statutory law or under the articles of association or as set forth in Exhibit 8.4.2.

8.5	Material Intercompany Agreements

Exhibit 8.5 sets forth a list of all material agreements between any of the Material Group Entities on the one hand and a member of the Seller’s Group on the other hand, with respect to which the primary contractual obligations (primäre Hauptleistungspflichten) have not yet been satisfied (such agreements, collectively, the “Material Intercompany Agreements” and each a “Material Intercompany Agreement”).

8.6	No Leakage

No Leakage, other than Permitted Leakage (in each case as defined below), has occurred between January 1, 2009 and the date hereof that has not been remedied prior to or on the date hereof, or will not be remedied prior to the Closing Date.

“Leakage” shall mean (i) any payment or declaration of any dividend or similar distribution by any of the Group Entities (except payments to other Group Entities), or any reduction of its paid-up share capital, or purchase of shares in the Seller or Affiliates of the Seller (other than the Group Entities) or (ii) any transaction with, or payment to, a member of the Seller’s Group which is not at arms’ length terms.

“Permitted Leakage” shall mean any payment (or commitment to pay) (i) to a member of the Seller’s Group under the Material Intercompany Agreements or (ii) set forth in Exhibit 8.6.

8.7	Finders’ Fees

Except as provided in Section 14.2.1 and subject to the limitations therein, no Group Entity has any obligation or liability to pay any fees or commissions to any broker, finder or agent with respect to this Agreement and the consummation of the transactions contemplated hereby.

8.8	Prospectus

To Seller’s Knowledge,

(i)	the Relevant Sections of the Prospectus do not as of 10 November 2009 contain any false statement of a material fact or omit any material fact the failure of which to disclose in the Prospectus would result in the Prospectus being materially and adversely misleading, in each case, in the light of the purpose of the preparation of the Prospectus; and

(ii)	since 10 November 2009 there has been no material event or transaction that has not been disclosed which would materially adversely affect the information contained in the Relevant Sections of the Prospectus or the failure of which to disclose in the Prospectus would result in the Prospectus being materially and adversely misleading.

“Relevant Sections” shall mean the following sections of the Prospectus, to the extent relating to the Material Group Entities: “Presentation of Financial Information”, “Material Financing Agreements”, “Business-Overview”, “Related Party Transactions” and “Financial Information”.

8.9	Agreements and Legal Proceedings

To Seller’s Knowledge, except as set forth in Exhibit 8.9/1, there are no material agreements or arrangements relating to the Material Group Entities which are required to be described in the Prospectus and are not so described and, save as disclosed in the Prospectus or otherwise disclosed, except as set forth in Exhibit 8.9/2 there are no pending and threatened actions, suits or proceedings against or affecting the Material Group Entities or any of their properties which are reasonably likely to be determined adversely as to the Material Group Entities and to have a material adverse effect on the Material Group Entities if so determined.

8.10	Ordinary Course of Business and Transaction Related Payments

8.10.1	Ordinary Course. To Seller’s Knowledge, except as set forth in Exhibit 8.10 since November 10, 2009, the Material Group Entities have carried on their businesses in the ordinary course consistent with past practice.

8.10.2	Transaction Related Payments. To Seller’s Knowledge, since November 10, 2009, other than the settlement agreement set forth in Exhibit 4.1.1 relating to the CEO Option Right, there has not been with respect to the Key Employees of the Material Group Entities any material change in their employment terms and conditions, increase of their compensation or promise or payment of any transaction bonus with a view to the transactions contemplated under this Agreement.

8.11	Accounts

8.11.1	December 31, 2008 Accounts. To Seller’s Knowledge, the consolidated financial statements of the Company and its consolidated subsidiaries for the financial year ended December 31, 2008, which are included in the F-pages of the Prospectus (the “Accounts”), have been prepared on a consistent basis in accordance with the accounting principles, standards and practices generally accepted in Germany at the time of such preparation and in accordance with the requirements of IFRS.

To Seller’s Knowledge, the Accounts give a true and fair view of the financial position, the results of operations and the cash flows of the Company and its consolidated subsidiaries in accordance with IFRS as at or for (as applicable) their respective dates and comply with German law.

8.11.2	Interim Accounts. To Seller’s Knowledge, the consolidated interim financial statements of the Company and its consolidated subsidiaries for the nine month period ended September 30, 2009, which are attached as Exhibit 8.11.2 reflect all material transactions which have been consistently accounted for in accordance with past practice.

8.12	No Other Representations or Warranties

Subject to the representations, covenants and indemnities expressly contained in this Agreement, it is expressly confirmed and agreed that neither the Seller nor any employee, advisor or other representative of the Seller has made or assumed, and the Purchaser has not relied on, any other express or implied representations, guarantees, warranties, undertakings or disclosure or similar obligations in connection with this Agreement and the transactions contemplated hereby. The Purchaser agrees to acquire the Sold Share (or as the case may be the New Sold Share) and the Group Entities in the condition they are in on the Closing Date, based upon its own inspection, examination and determination with respect thereto (including the due diligence investigation conducted by it).

Subject to the representations, covenants and indemnities expressly contained in this Agreement, the Purchaser confirms that in deciding on the acquisition of the Sold Share or as the case may be the New Sold Share and the Group Entities it has not relied on nor will it make any claim against the Seller or any other person in respect of (i) any budget, forecast, estimate or other projection of any nature (including without limitation of projections of future revenues, future results of operations, future cash flows, future financial condition or the future business operations (or any underlying components thereof), or (ii) any other information or documents with respect to the business or the Group Entities (including without limitation the Prospectus, the Data Room, or any other Due Diligence Material) made available to the Purchaser or its advisors prior to the date hereof.

Section 9

Conduct of Business Prior to Closing

9.1	Interim Period

From the date hereof until the Closing Date (the “Interim Period”), the Seller shall, to the extent permitted by mandatory law and to the extent able as shareholder of the Company, apply its reasonable best efforts (including through instructing the management of the Company accordingly) to cause the Group Entities to carry on the business in the ordinary course consistent with past practice with a goal to take such steps that management believes are reasonable to protect and preserve the business, its assets and to preserve and retain its goodwill. The Seller shall procure that prior to Closing the broadcasting license of Arena Sport Rechte und Marketing GmbH shall be voluntarily relinquished or otherwise given up by notification to the competent authority.

Provided that the Purchaser has not given notice of termination of this Agreement under Section 6.4.1 on or before the third Business Day after the date hereof, Seller shall procure that the Company will terminate on November 19, 2009 the consent solicitation with respect to the floating rate notes launched on November 10, 2009.

9.2	Restricted Actions

9.2.1	Actions Requiring Purchaser’s Consent. During the Interim Period, the Seller shall, to the extent permitted by mandatory law and to the extent Seller is able in its position as shareholder of the Company, apply its reasonable best efforts (including through instructing the management of the Company accordingly) to cause the Group Entities not to take any of the following actions without the Purchaser’s prior consent, which consent shall not be unreasonably withheld or delayed:

(i)	material amendments to the articles of association of any Material Group Entity;

(ii)	acquisition of shares or equity interests in any company or partnership; sale or transfer of shares or otherwise granting of rights with regard to shares in any Group Entity;

(iii)	actions constituting Leakage other than Permitted Leakage;

(iv)	entering into, amending or terminating any Material Intercompany Agreements or agreements that would qualify as Material Intercompany Agreements;

(v)	material acquisitions of real estate for consideration in excess of EUR 3,000,000 (in words: Euro three million);

(vi)	material reductions of the existing insurance coverage;

(vii)	incurrence of additional financial indebtedness under loan agreements, except for financial indebtedness which either (1) is incurred either under the existing credit lines (and within the limits of such credit lines subsisting as of the date hereof, (2) is provided for in the Group Entities’ budgets for the years 2009 and 2010, or (3) does not exceed EUR 5,000,000 (in words: Euro five million) in the aggregate;

(viii)	capital expenditure except for capital expenditure which is either (1) provided for in the Group Entities’ budget for the years 2009 and 2010 (which budget for the year 2010 is attached as Exhibit 9.2.1 (viii)), provided that for the purposes of this paragraph (viii) a growth related capex will vary with subscriber growth achieved for the relevant period and therefore may be amended from time to time to reflect such subscriber growth, or (2) does not exceed EUR 2,500,000 (in words: Euro two million five hundred thousand) in the aggregate;

(ix)	disposals outside the ordinary course of business of any material fixed asset or material business, in each case with a value in excess of EUR 3,000,000 (in words: Euro three million) individually and not more than EUR 12,000,000 (in words: Euro twelve million) in the aggregate, unless provided for in the Group Entities’ budgets for the years 2009 and 2010;

(x)	increases in the compensation or benefits of any executive level employees (to include any employee whose annual base salary (excluding, for the avoidance of doubt, performance-related payments, bonuses and any benefits) exceeds EUR 150,000 (in words: Euro one hundred fifty thousand) (the “Key Employees”) outside the ordinary course of business, except for (1) increases required by law (including the respective employee’s employment agreement), (2) increases provided for in the Group Entities’ budget for the years 2009 and 2010, or (3) not in excess of EUR 15,000 (in words: Euro fifteen thousand) individually;

(xi)	increases in the compensation or benefits applying to more than 15% of the total headcount of the Group Companies outside the ordinary course of business, other than (1) increases required by law (including the respective employee’s employment agreement or any current or future collective bargaining agreement), (2) increases provided for in the Group Entities’ business plans for the years 2009 and 2010, or (3) by not more than 2% in the aggregate;

(xii)	enter into any cancellation agreements (Aufhebungsverträge), amendment agreements (Änderungsvereinbarungen) or other agreements with the Key Employees providing for any payment or other benefit or any increase in payments in connection with the transaction contemplated hereby or a change of control payment (other than on the waiver of the CEO Option Right as provided for in Section 4.1.1);

(xiii)	entering into any agreement to take any of the actions set forth under (i) through (xii).

9.2.2	Purchaser’s Consent. With respect to Section 9.1 and Section 9.2, the Purchaser hereby consents to (i) any of the measures or activities set forth in Exhibit 9.2.2 or reflected in any budget, investment budget and/or hiring budget set forth in such Exhibit, (ii) any actions, measures and transactions to be taken or performed pursuant to the provisions of this Agreement (including without limitation in preparation of the satisfaction of the Closing Condition and the Closing Actions) and in each case ((i) and (ii)) any actions, measures and transactions required or expedient in connection therewith.

9.2.3	Contact Person. Any requests by the Group Entities or the Seller for the Purchaser’s consent should be addressed to the persons set forth in Exhibit 9.2.3 (the “Contact Persons”) by email, fax and telephone. In the event that no Contact Person opposes a request within two (2) Business Days after receipt of the later of the email, the fax and telephone call, the Purchaser shall be deemed to have consented to the respective action. For the avoidance of doubt, any deemed or other consent shall not oblige the Group Entity concerned to take the action or measure for which such consent was requested.

9.3	Lapse of Interim Period Covenants

Each of the Seller’s obligations under the covenants set forth under Section 9.1 and Section 9.2 shall lapse upon Closing, or, in case Closing has not yet occurred as of such date as a result of a material breach of the Purchaser’s obligations under this Agreement, at the end of the (5th) fifth Business Day following the satisfaction or valid waiver of the Closing Condition.

Section 10

Purchaser’s Guarantees and Liability

The Purchaser hereby represents to the Seller in the form of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of Section 311 of the German

Civil Code (BGB) that the statements in Section 10.1 through Section 10.4 are true and correct as of the date hereof, unless it is specifically provided that a representation is made as of a different or additional date or dates, in which case the representation shall be true and correct as of such different or additional date or dates.

10.1	Status of the Purchaser and the Guarantor

10.1.1	Corporate Status. As of the date hereof and as of the Closing Date, the Purchaser is a German limited liability company (GmbH) and the Guarantor is a corporation duly incorporated and validly existing under the laws of the state of Delaware, United States of America.

10.1.2	Due Authorization. As of the date hereof and as of the Closing Date, (i) all required approvals of any corporate bodies of the Purchaser and the Guarantor for the execution of this Agreement and the consummation of the transactions contemplated hereunder are given and (ii) such execution and consummation do not violate any provisions of the articles of association, certificate of incorporation, bylaws or equivalent constitutional document of Purchaser and Guarantor.

10.1.3	No Insolvency. As of the date hereof and as of the Closing Date, no insolvency proceedings (Insolvenzverfahren) have been opened over the assets of the Purchaser or the Guarantor.

10.1.4	No violation. As of the date hereof and as of the Closing Date, assuming compliance with any merger control laws, the execution and consummation of this Agreement by the Purchaser and the performance of the transactions contemplated hereunder does not violate any applicable law or any judicial or governmental order (gerichtliche oder behördliche Verfügung) by which the Purchaser and/or the Guarantor are bound. There are no proceedings or investigations whatsoever pending or threatened against the Purchaser, the Guarantor or their respective Affiliates which would prevent or materially delay the consummation of the transaction contemplated under this Agreement.

10.1.5	Binding Agreement. As of the date hereof and as of the Closing Date, this Agreement and all other agreements executed or to be executed in connection therewith have been duly executed on behalf of the Purchaser and the Guarantor and constitute binding obligations of the Purchaser and the Guarantor, enforceable against them in accordance with the respective terms and conditions.

10.2	Financial Capability

Between the date hereof and the Closing Date, the Purchaser will have taken such action that it will have sufficient funds unconditionally and irrevocably available to make all payments required under this Agreement when due. True and complete copies of the agreements (the “Debt Financing Documents”) the Purchaser entered into as of the date hereof to provide the debt financing (the “Debt Financing”) were made available to the Seller prior to the date hereof and such agreements are valid, binding and in full force and effect as of the date hereof.

10.3	Contacts with Management

Neither the Purchaser, nor the Guarantor, nor any of their respective advisors, have within six months prior to the date hereof and without the Seller’s knowledge and prior consent promised any benefits, incentives or future investment opportunities to be granted to the management of the Group Entities. The (preliminary) terms of any possible future agreements or arrangements providing for benefits, incentives or future investment opportunities for the management of the Group Entities which have been discussed by the Purchaser, the Guarantor, or any of their respective advisors with the management of the Group Entities have been disclosed to the Seller.

10.4	Information on Merger Clearance

The information provided by the Purchaser and/or the Guarantor to the Seller prior to the date hereof concerning the Purchaser, the Guarantor and their respective Affiliates with respect to and in preparation of filings for the Merger Clearance and or Other Clearances (including without limitation by as to revenues per country) is complete, accurate and not misleading. Any assessments of the Purchaser and/or the Guarantor provided to the Seller with respect to required filing obligations have been prepared in good faith and with due care.

10.5	Purchaser’s Liability

To the extent permitted by law, any liability of the Purchaser under or in connection with this Agreement shall be limited to the compensation for Losses (as defined below) incurred by Seller as a result of a Purchaser’s breach of its obligations under this Agreement. It being clarified, for the avoidance of doubt, that Purchaser is for all purposes of this Agreement fully liable for the payment of the entire Purchase Price and any interest having accrued thereon, irrespective of any limitations contained in the definition of Losses.

Section 11

Remedies for Breaches by Seller

11.1	Breach; Indemnification; Losses

11.1.1	Consequences of Breach. Subject to the provisions of this Section 11, if any Seller’s Representation is incorrect or if the Seller is in breach of any other covenant, representation, provision, agreement or undertaking contained in this Agreement (a “Breach”), the Purchaser shall be entitled to request from the Seller compensation in cash (Schadensersatz in Geld) for any Losses (as defined below) incurred by the Purchaser or any Group Entity, provided that (save with respect to any claims pursuant to Section 8.1) Purchaser’s sole and exclusively remedy or recourse shall be to make a claim against the Escrow Account and only to the extent determined by the Single Arbitrator in accordance with Section 11.4. Any indemnity payments made by the Seller pursuant to this Agreement shall be treated by the Parties as adjustments to the Purchase Price. The Purchaser shall at any time offer the Seller the opportunity to cure the breach, including, without limitation, by putting the Purchaser or, at the Seller’s election, the Group Entity concerned, into the same position it would be in had the Breach not occurred (Naturalrestitution).

11.1.2	Definition of Losses. “Losses” shall mean all actual damages (within the meaning of Sections 249 et seq. of the German Civil Code (BGB)) incurred, excluding (i) any potential or actual reduction in value (Minderung) of the Company or the respective Subsidiary (as the case may be) beyond the actual damage incurred, (ii) any indirect (mittelbare) or consequential damages (Folgeschäden), (iii) any lost profits (entgangener Gewinn), (iv) any frustrated expenses (vergebliche Aufwendungen) within the meaning of Section 284 of the German Civil Code (BGB), (v) any internal administration and overhead costs and (vi) any argument that the Purchase Price was calculated upon incorrect assumptions.

11.1.3	Pro-rata principle. Any Losses incurred at the level of a Group Entity which is not (directly or indirectly) wholly owned by the Seller shall be taken into account only on a pro rata basis in proportion to the respective direct or indirect shareholding of the Seller (durchgerechnete indirekte Beteiligung) as of the Closing Date.

11.1.4	Computation of Losses. The present value of any benefits received by the Purchaser or the Group Entities in connection with or as result of the Breach (including, without limitation, avoided losses, tax benefits and savings, and increases in the value of any asset owned by the Group Entities (Abzug Neu für Alt) shall be deducted for the purpose of computing the Losses (Vorteilsausgleich) in accordance with Section 252 of the German Civil Code (BGB).

11.1.5	Exclusions of Seller’s Liability. The Seller shall not be liable for any Breach, and the Purchaser shall not be entitled to bring any claim under or in connection with this Agreement, if and to the extent that:

(i)	either the Purchaser, or (following the Closing Date) the Group Entities or their respective representatives have caused or participated in causing (verursacht oder mitverursacht) or have aggravated such Breach or any Losses resulting therefrom or failed to mitigate Losses pursuant to Section 254 of the German Civil Code (BGB);

(ii)	the matter underlying the Breach has been taken into account in the financial statements of the Group Entities set forth in Exhibit 11.1.5 (ii), as a write-off (Abschreibung), value adjustment (Wertberichtigung), liability (Verbindlichkeit) or provision (Rückstellung), including general adjustments (e.g., Pauschalwertberichtigungen) or provisions were made therein for the relevant risk category;

(iii)	the Losses were actually recovered from a third party (other than any of the Group Entities) or under an insurance policy in force until the Closing Date (including in the event that such policy was not maintained after the Closing Date); it being understood that Purchaser shall (and shall cause the Group Entities to) apply all reasonable efforts to recover Losses from third parties (including insurances) and that Purchaser undertakes to (and to cause the Group Entities to) assign and transfer any claims the Purchaser or the Group Entities may have against third parties (including insurances) to the Seller, where Purchaser (or the Group Entities) are compensated by the Seller for Losses;

(iv)	the facts and circumstances underlying the Breach were known by the Purchaser, the Guarantor or their representatives and professional advisors as of the date hereof, provided that the Purchaser and the Guarantor shall in any event be deemed to have knowledge of all matters which were fairly disclosed in the Due Diligence Material; provided that the limitations set forth in this para. (iv) shall not apply to breaches of the Seller’s representation in Section 8.1.3;

(v)	the Losses result from or are increased by the passing of, or any change in, after the Closing Date, any law, statute, ordinance, rule, regulation, common law rule or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxes or any imposition of Taxes or any withdrawal or relief from Taxes not actually (or prospectively) in effect at the Closing Date; or

(vi)	the Losses were caused or increased by the Purchaser’s failure to comply with the obligations under Section 11.2, unless the Purchaser can prove that Seller was not prejudiced thereby.

11.2	Procedures

11.2.1	Breach Notice; Access to Information. If the Purchaser or any Group Entity becomes aware after the date hereof of any facts or circumstances which indicate that there has been a Breach, the Purchaser shall give the Seller written notice thereof promptly and no later than thirty (30) Business Days following the discovery of such facts and circumstances (the “Breach Notice”). The Breach Notice shall state in reasonable detail the nature of the alleged Breach and, to the extent feasible, the amount of Losses resulting therefrom. To the extent required by the Seller to assess the alleged Breach and the resulting Losses, the Purchaser shall provide, and shall cause the Group Entities to provide, to the Seller and its professional advisors reasonable access during normal business hours to their relevant books, records, assets, premises, employees and their management (as well as copies of relevant documents and other information), without substantial disruption of business operation.

11.2.2	Third-party Claims. If the facts and circumstances which indicate that a Breach has occurred include the receipt by the Purchaser or any Group Entity of a (written or oral) notice from a third party (including without limitation any court or governmental authority) stating (i) that such third party may have a claim against a Group Entity or the Purchaser, or (ii) that an audit or examination is being or will be conducted by any court or governmental authority (each ((i) and (ii)) a “Third-Party Claim”), the Purchaser shall, without prejudice to its obligations under Section 11.2.1, provide, and shall cause the Group Entities to provide, to the Seller, together with the Breach Notice or as soon as possible thereafter, copies of all documents setting forth the Third-Party Claim, afford Seller the control over the defense, fully cooperate with Seller in this respect (and cause the Group Entities to do so as well) and keep Seller fully informed of the developments. The Purchaser shall and shall cause the Group Entities to defend or settle each Third-Party Claim upon the request and in accordance with the instructions of the Seller or, if legally permitted and requested by the Seller, the Purchaser shall give the Seller the opportunity to defend or settle such claim, at the Seller’s sole discretion. The Purchaser shall not and shall cause the Group Entities not to acknowledge or settle the Third Party Claim without the Seller’s prior consent.

11.3	Limitations of Seller’s Liability

11.3.1

De Minimis Amount; Deductible Amount. The Seller shall be liable for Losses resulting from any individual Breach only if and to the extent that such Losses exceed an amount of EUR 2,000,000 (in words: Euro two million) (the “De Minimis

Amount”) and the aggregate amount of all Losses resulting from individual Breaches which have resulted in Losses above the De Minimis Amount exceeds EUR 15,000,000 (in words: Euro fifteen million) (the “Deductible Amount”), in which case only the excess amount shall be recoverable (Freibetrag).

11.3.2	Caps. The Seller’s aggregate liability for Breaches of all Sellers’s Representations, indemnities, covenants, representations, provisions, agreements or undertakings of the Seller under this Agreement, except for Breaches of the Seller’s Representations in Section 8.1, shall be limited to an aggregate amount equal to the Escrow Amount (the “General Cap”). The Seller’s aggregate liability for Breaches of all Seller’s Representations, indemnities, covenants, representations, provisions, agreements or undertakings of the Seller under this Agreement, including for Breaches of the Seller’s Representations in Section 8.1, shall in any event be limited to an aggregate amount of 100% (in words: one hundred percent) of the Purchase Price (the “Overall Cap”).

11.3.3	Limitation Period for Title Claims. Claims of the Purchaser which result from Breaches of the Seller’s Representations in Section 8.1 shall become time-barred (verjähren) five (5) years following the Closing Date. Section 203 of the German Civil Code (BGB) shall not apply.

11.3.4	Lapse of Other Claims. Any other claims of the Purchaser under this Agreement (including for Breaches of all Sellers’s Representations, indemnities covenants, representations, provisions, agreements or undertakings) which do not result from Breaches of the Seller’s Representations in Section 8.1, shall lapse (erlöschen) at the end of the Purchaser Notification Date (as defined below) except to the extent raised in the Purchaser’s Notification (as defined below) and, if and to the extent raised in the Purchaser’s Notification, shall lapse on the Decision Date, except if and to the extent awarded in the Single Arbitrators award.

11.3.5

Limited Recourse. From and after the Closing Date, the Purchaser shall not be entitled to pursue or seek any recoveries relating to the transaction or in respect of claims pursuant to this Agreement for a Breach (save with respect to any claims pursuant to Section 8.1) from any source other than the Escrow Account (including without limitation not from any other assets of Seller, its shareholders and their respective Affiliates) and under no circumstances shall Purchaser pursue or seek any recoveries, individually or in the aggregate, in excess of the Escrow Amount or following hundred and twenty (120) days following the Closing Date; and, save with respect to any claims pursuant to Section 8.1, the Purchaser hereby expressly and irrevocably waives any right to do so; provided, for the avoidance of doubt, any claims pursuant to Section 8.1 shall first be paid from the Escrow Account. No recourse shall be had by the Purchaser for a Breach (in particular for the payment of any amount owing in respect of this Agreement) against any officer, member, director, employee, shareholder or incorporator of Seller, of its shareholders and their respective Affiliates or their respective successors or assigns. No action may be brought against any officer, member, director, employee, shareholder or incorporator of Seller, of its shareholders or of their respective Affiliates personally. The Purchaser acknowledges that Seller plans to liquidate, dissolve and distribute all assets (including the Purchase Price) promptly following the Closing Date and, in the absence of any claims pursuant to Section 8.1, agrees to take no action that would impair, impede or delay the foregoing.

11.4	Dispute Resolution - Fast Track Arbitration

Any dispute, controversy or claim arising from or in connection with this Agreement

(i)	whose subject matter are claims of the Purchaser against the Seller for a Breach (other than claims of the Purchaser as a result of a Breach of the Seller’s Representation in Section 8.1, for which only Section 14.10 shall apply) which are made or continue to be made by the Purchaser after the Closing (irrespective of whether the underlying Breach occurred during the time period prior to or after the Closing Date); and/or

(ii)	whose subject matter are claims of the Seller against the Purchaser and/or the Guarantor (other than (1) claims of the Seller for payment of all or a portion of the Purchase Price or (2) claims which result from a breach of this Agreement by the Purchaser which occurred after Closing Date, for which (1) and (2) only Section 14.10 shall apply), which are being made or continue to be made by the Seller after the Closing, shall be finally settled in a fast-track arbitration proceeding (the “Fast Track Arbitration Proceeding”) in accordance with the following provisions of this Section 11.4 (instead of the provisions of Section 14.10) without recourse to the ordinary courts of law.

It being clarified (i) that as long as the Closing has not occurred the provisions of Section 14.10 shall apply (in particular for any claims of a Party against the other Party relating to such other Party’s failure to take the Closing Actions, in particular for any claims for specific performance such as payment of the Purchase Price plus interest), (ii) that for any claims of the Purchaser against the Seller (other than claims of the Purchaser as a result of a Breach of the Seller’s Representation in Section 8.1, for which Section 14.10 shall continue to apply) which may have been raised prior to the Closing in a proceeding under the provisions of Section 14.10 the arbitral tribunal provided for under Section 14.10 shall, upon Closing, cease to be competent for such claims and the Purchaser hereby withdraws such claims, without prejudice to

Purchaser’s right to bring such claims thereafter in the Fast Track Arbitration Proceeding and (iii) that Seller shall be under no obligation to bring any claims for payment of the Purchase Price (and related interest) or other claims in the Fast Track Arbitration Proceeding.

The place of arbitration for the Fast Track Arbitration Proceeding shall be Frankfurt am Main/Germany. The language of the Fast Track Arbitration Proceeding shall be English, provided, however, that written evidence may be submitted in either the English or the German language. The Parties confirm explicitly their knowledge of the content of Section 319 of the German Civil Code (BGB) and mutually confirm that such provision shall not be applicable to this Agreement.

11.4.2	Single Arbitrator. One of the persons listed on Exhibit 11.4.2 shall serve as single arbitrator (Einzelschiedsrichter; the “Single Arbitrator”) for purposes of the Fast Track Arbitration Proceeding. Promptly following the date hereof the parties shall contact each of such persons to confirm their willingness to serve as Single Arbitrator hereunder, shall provide such persons with a copy of this Agreement and enter into a customary engagement letter with such persons to so serve if so requested (not to provide for a retainer in excess of EUR 20,000 (in words: Euro twenty thousand) per person). Any such retainer shall be borne equally by the parties. In the event that any such person cannot so confirm, the parties shall promptly jointly select another renowned international arbitrator for the list acting reasonably.

11.4.3

Initiation of Fast Track Arbitration. On or before the ninety-fifth (95th) calendar day following the Closing Date (the “Purchaser Notification Date”), the Purchaser shall notify the Seller, in a single writing and in reasonable detail, of any claims for Breaches (the “Purchaser’s Notification”). Within eight (8) calendar days thereafter, the Seller shall provide the Purchaser with its preliminary view on each of the items raised in the Purchaser’s Notification and with any claims it may have against the Purchaser or the Guarantor relating to this Agreement that it chooses to bring under the process set out in this Section (the “Seller’s Notification”). Immediately after delivery of the Seller’s Notification, the Seller and the Purchaser (and/or the Guarantor, as the case may be) shall negotiate in good faith to attempt to resolve any disagreements with respect to items included in the Purchaser’s Notification or the Seller’s Notification. It is agreed and understood that in no event shall either Party be entitled to delay under this Section, including any delay in making the Single Arbitrator Submissions (as defined below). Failing such a resolution, any disagreements shall be definitively resolved by the Single Arbitrator, who shall be instructed to render his or her decision by the specified date (the “Decision Date”), as hereinafter set forth in this Section 11.4. No later than the second (2nd) calendar day following Purchaser’s receipt of the Seller’s Notification (i.e., no later than on the one hundred and fifth (105th) day following the Closing Date), the Seller and the Purchaser (and/or the

Guarantor, as the case may be) shall submit to the first person named in Exhibit 11.4.2, as the Single Arbitrator, their aggregate position on all items raised in the Purchaser’s Notification or the Seller’s Notification (i.e., a single number that represents the value of all such items), together with any other documents reasonably relevant to the disputed items that they would like to submit to the Single Arbitrator, in each case with a copy (delivered not later than 9.00 a.m. (CET), on the following calendar day) to the other Party and its lawyers (the “Single Arbitrator Submissions”). The Single Arbitrator shall be instructed that the Decision Date shall be not later than the one hundred nineteenth (119th) calendar day following the Closing Date, i.e. that he or she must render his or her decision by no later than 5 p.m.(CET), on such date. The Single Arbitrator upon rendering his or her decision by the one hundred nineteenth (119th) calendar day after the Closing Date shall be entitled to a success fee of EUR 150,000 (in words: Euro one hundred fifty thousand), which shall be borne by the Parties on a pro rata basis in proportion to their respective degree of success or unsuccessfulness in the Fast Track Arbitration Proceeding. The Single Arbitrators shall be utilized in the order listed in Exhibit 11.4.2. In the event that any person listed in Exhibit 11.4.2 is unable, unavailable or unprepared to act as the Single Arbitrator when designated to do so pursuant to the foregoing, such person shall not be so designated and instead the next person on Exhibit 11.4.2 shall on the same day be designated as the Single Arbitrator. The Parties shall be precluded from, and hereby waive any right to, directly or indirectly, delay or extend, or seek to delay or extend, the timeframe for the above described process for any reason including grounds of unfairness, insufficient time or insufficient record. The Purchaser shall and shall cause the Group Companies to provide the Seller and its professional advisers access to all information (including personnel) that may be relevant for the Seller under the Fast Track Arbitration, upon reasonable request, at all times following the Closing Date. For the avoidance of doubt, under no circumstances shall the above process extend beyond the one hundred nineteenth (119th) calendar day following the Closing Date. The above provisions shall apply mutatis mutandis to any claims that the Seller raises against the Purchaser which are subject to the Fast Track Procedure.

11.4.4

Single Arbitrator’s Rights. The Single Arbitrator shall be permitted to assess all relevant facts and circumstances with respect to a dispute properly submitted to him or her and the Parties shall, and shall cause the Group Companies, to comply with all requests for personnel and documents by the Single Arbitrator. The Single Arbitrator may use whatever process including submissions from or appearances by the Parties (or others, to the extent possible) as the Single Arbitrator requires, but shall afford the Parties the opportunity to state their positions in at least one oral hearing. If and to the extent legal (or accounting) issues are in dispute or are otherwise relevant in the judgment of the Single Arbitrator, the Single Arbitrator may consult with a lawyer or law firm (or accountant or accounting firm) in Germany (as well as, if the

Single Arbitrator deems appropriate, in Luxembourg or the United States), all of whom shall be independent of the Parties. However, in rendering its decision and any award with respect to any item, the Single Arbitrator shall only be permitted to choose between the Seller’s and the Purchaser’s respective single amounts set forth in the Single Arbitrator Submissions, and shall not be permitted to render a decision that does not conform in all respects with either Seller’s or Purchaser’s respective amounts sought, except in case where the Single Arbitrator concludes in his sole discretion that such outcome would be contrary to fundamental principles of justice and fairness and would constitute an unreasonable hardship (Unzumutbarkeit) for either Party.

11.4.5	Costs and Penalty. The cost of involving the Single Arbitrators, including any costs incurred by the Single Arbitrators pursuant to Section 11.4.4, shall be paid by the loser of the Fast Track Arbitration Proceeding. The loser of the Fast Track Arbitration proceeding shall pay to the other Party a penalty (as a discouragement to bring losing claims) equal to 50% of the difference between the amounts sought in the Parties’ Single Arbitrator Submissions. The loser of the Fast Track Arbitration shall (i) be the Party whose claim is not awarded, or (ii), in case of an award that does not simply choose between the single amounts set forth in the Single Arbitrator Submissions, the Party whose relative portion of success is lower than the portion of success of the other Party.

11.4.6	Payments. Any amounts payable to the Seller as a result of the Fast Track Arbitration Proceeding set forth in this Section 11.4 shall be paid upon order by the Single Arbitrator within two (2) Business Days of the relevant final determination in the manner set forth in Section 5. Any amounts due to Purchaser as a result of the award under this Section 11.4 shall only be payable to Purchaser from the Escrow Account.

11.5	No Additional Rights or Remedies

The remedies which the Purchaser and the Guarantor may have against the Seller for breach of any obligations set forth in this Agreement (including for Breaches of Sellers’s Representations, indemnities covenants, agreements or undertakings) shall solely be governed by this Agreement and shall be the exclusive remedies available to the Purchaser and the Guarantor. To the extent permitted by law, any claims and remedies other than those explicitly provided for in this Agreement, regardless of their nature, amount or legal basis, are hereby expressly waived and excluded.

Without limiting the generality of the preceding sentence, any right of the Purchaser and/or the Guarantor to lower the Purchase Price (Minderung), to withdraw (Rücktritt) from this Agreement or to require the winding up of the transaction contemplated hereunder on any other legal basis (e.g., by way of großer Schadenersatz), any claims for breach of pre-contractual obligations (culpa in contrahendo), or ancillary obligations (positive Forderungsverletzung) are hereby expressly excluded and waived by Purchaser and Purchaser’s Guarantor. The provisions of this Section 11.5 shall not apply to any rights and remedies for willful deceit (arglistige Täuschung) or willful misconduct (Vorsatz) by the Seller; for the avoidance of any actions of persons acting or declarations made by advisers (including Erfüllungsgehilfen) of the Seller shall not be attributed to the Seller.

Section 12

Purchaser’s Covenants and Indemnities; Access to Information; Cooperation

12.1	Payoff of Indebtedness

The Purchaser undertakes to satisfy or to enable the Group Entities to satisfy and ensure that they satisfy all obligations for indebtedness which become due on or after the Closing Date (including, without limitation, as a result of the change of control in the Group Entities resulting from the consummation of the transactions hereunder), set forth in Exhibit 12.1.

12.2	Release and Indemnities

12.2.1	Release from Commitments. The Purchaser shall cause that, from the Closing Date, all members of the Seller’s Group are unconditionally, finally and irrevocably released from any indemnities, suretyships, comfort letters, guarantees or other commitments they may have given or made for the benefit of any Group Entity as a security for or the Group Entities’ liabilities (the “Seller’s Commitments” and each a “Seller’s Commitment”). If and to the extent that the Purchaser and the Seller, despite having used their best efforts, are unable to effect a full release of a member of the Seller’s Group under a Seller’s Commitment including, without limitation, due to the fact that the contract partner is unwilling to agree to a substitution by the Purchaser or an Affiliate of the Purchaser, then the Purchaser on the one hand and the Seller or its Affiliate on the other hand shall place each other in a position they would be in if the Seller’s Commitment had been transferred to the Purchaser on the Closing Date. The Purchaser shall, in this event, indemnify and hold harmless (freistellen) the Seller and its Affiliates from all obligations and liabilities under or resulting from such Seller’s Commitments and shall provide the Seller on the Closing Date with an unconditional and irrevocable on first demand bank guarantee (Bankgarantie auf erstes Anfordern) in the amount of the aggregate amount of the liabilities secured by those Seller’s Commitments for which no release could be obtained as security for such indemnification obligation.

12.2.2

Further Indemnity. Without prejudice to any other indemnification obligation of the Seller and the Purchaser contained in this Agreement, the Purchaser shall further indemnify and hold harmless the Seller, its shareholders and their respective Affiliates

(and their respective managers, officers, employees, board members and shareholders) from any liability vis-à-vis any Group Entity or third party relating to the Seller’s its shareholder’s or its Affiliates’ direct or indirect shareholding or interest in, or any action taken as shareholder, partner, managing director or employee of, any such Group Entity prior to the Closing Date.

12.3	Access to Information

12.3.1	Access. From the Closing Date, the Purchaser will afford to the Seller and its advisors, legal counsel and representatives reasonable access, upon reasonable advance notice and without substantial disruption of business operations, to books and records (including copies thereof), as well as to other information, management, employees and auditors of the Group Entities as long as and to the extent necessary or useful to the Seller in connection with any audit, investigation, dispute, or litigation or any other reasonable business purpose of the Seller, against reimbursement of external costs reasonably incurred by the Purchaser in connection therewith.

12.3.2	Maintenance. The Purchaser shall cause the Group Entities to keep all books and records relating to any period prior to the Closing Date for the periods provided for under applicable mandatory law. The Purchaser shall cause the Group Entities to give the Seller reasonable advance notice prior to destroying any books and records relating to matters which may be relevant with respect to an indemnification obligation of the Seller under this Agreement and, if the Seller so requests, to deliver such books and records to the Seller at the Seller’s expense. These provisions shall apply mutatis mutandis should the Purchaser intend to dispose of a Group Entity.

12.4	Cooperation

12.4.1	Execution of Documents. The Purchaser agrees to execute, or cause to be executed, at the Seller’s request, all agreements and documents and to take, or cause to be taken, all other actions necessary under applicable laws and regulations to consummate the transactions contemplated by this Agreement, unless the execution of such agreements and documents or the taking of such actions would cause an unreasonable hardship (Unzumutbarkeit) to the Purchaser.

12.4.2	No Interferences. The Purchaser shall not, and shall cause its Affiliates not to, enter into any transaction, which may prevent, delay or interfere with the consummation of the transactions contemplated by this Agreement.

12.4.3

Debt Financing Cooperation. Prior to the Closing Date, the Seller agrees to use its reasonable best efforts to cause the Group Entities (and members of their senior management) to provide to the Purchaser and its financing sources such cooperation reasonably requested by Purchaser in connection with the Debt Financing, including:

(1) participation by senior management of the Group Entities in investor meetings, road shows, due diligence sessions and rating agencies meetings customary and necessary or advisable for the consummation of the Debt Financing on the terms described in the Debt Financing Documents on reasonable advance notice to the extent practicable, (2) assistance with the preparation of offering and marketing documents and materials reasonably required in connection with the Debt Financing (including materials for rating agency, lender and investor presentations), and (3) using their reasonable best efforts to obtain customary accountants’ comfort letters and accountants’ consents from the Company’s (or any other member of the Group Entities) independent auditors, and to have officers of the Company (and any applicable other members of the Group Entities) execute, without personal liability, officer’s certificates or management representation letters to the Company’s accountants to issue reports with respect to the financial statements to be included in any offering or marketing documents and materials to the extent customary for offerings or marketing efforts of financings similar to the Debt Financing. In addition, the Seller hereby consents to the use of the Group Entities’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage Seller or any of its subsidiaries, the reputation or goodwill of Seller or any of its subsidiaries or any of their assets, including their logos and marks. The Purchaser shall reimburse the Seller and/or the Company and/or the Group Entities for all costs reasonably incurred in connection with their assistance pursuant to this Section 12.4.3. All material, non-public information regarding the Seller, the Company and/or the Group Entities provided to the Purchaser and its representatives pursuant to this Section 12.4.3 shall be kept confidential by them in accordance with the terms set forth in Section 14.3 hereof and the terms of the Confidentiality Agreement referred to in Section 14.4 hereof, except for disclosure to potential investors and lenders in connection with obtaining the Debt Financing.

12.4.4	Public Reporting Cooperation. Prior to the Closing Date, the Seller agrees to use its reasonable best efforts to, and to use its reasonable best efforts to cause the Group Entities (and members of their senior management and external auditors) to:

(i)

provide Liberty Global, Inc., the Purchaser or any other subsidiary of Liberty Global, Inc. (each such entity, the “Applicable Reporting Company”) sufficient access to the Group Entities’ information and personnel to obtain all of the information such Applicable Reporting Person reasonably requires to obtain (if available) or develop historical and/or pro forma financial information and other disclosures designed to enable such Applicable Reporting Company to comply with its public reporting obligations under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the

United States Securities and Exchange Commission (the “SEC”) promulgated thereunder, including but not limited to the requirements of Form 8-K, Form S-3, Rule 3-05 of Regulation S-X, Article 11 of Regulation S-X and any related interpretive guidance promulgated by the SEC; provided that in each case the Purchaser has provided prior written notice to Seller of such reporting obligation (A) sufficiently in advance of the due date for any report required to be filed under the Exchange Act (each, an “Exchange Act Report”) or the desired filing date of any registration statement (including without limitation any pre- or post-effective amendment thereto or any prospectus or prospectus supplement in respect thereof; each, a “Registration Statement & Prospectus”) and (B) with sufficient detail of the information requirements from Seller to be included in such Exchange Act Report or Registration Statement & Prospectus, in each case to provide Seller with a reasonable opportunity to assist with such request under the circumstances; and provided further that such access does not interfere with the preparation and delivery of the financial information required pursuant to clauses (ii) and (iii) of this Section 12.4.4;

(ii)	assist the Applicable Reporting Company in the preparation of pro forma financial information, required to be filed under Item 9.01(b) of Form 8-K to be filed no later than the close of business on the fourth Business Day following the Closing Date (the “Pro Forma Financials”), so that such Pro Forma Financials are available for filing no later than the fifth Business Day prior to the Closing Date; and

(iii)	procure from the Company’s external auditors an audit report on the Company’s IFRS most recent historical financial statements with a footnote reconciliation of IFRS to U.S. GAAP prepared in accordance with Item 17 of Form 20-F at least five Business Days prior to the Closing Date; provided that (x) if the Closing Date occurs prior to the date that Liberty Global, Inc. has filed with the SEC its Annual Report on Form 10-K for its fiscal year ended December 31, 2009 (the “Liberty 2009 Annual Report”), then such audit report shall cover the Company’s financial statements as of and for the year ended December 31, 2008 and (y) if the Closing Date occurs after Liberty Global, Inc. has filed the Liberty 2009 Annual Report with the SEC, such audit report shall cover the Company’s financial statements as of and for the year ended December 31, 2009.

The Purchaser undertakes to reimburse the Seller for all costs reasonably incurred in connection with its assistance pursuant to this Section 12.4.4.

12.4.5	Absence of Non-compete. This Agreement does not contain or imply any non-compete obligation or restriction for any period for any of the Parties, including, in particular, any of the Seller’s direct or indirect shareholders and their Affiliates.

Section 13

Liability of Guarantor

The Guarantor hereby unconditionally and irrevocably guarantees (Garantie; not Bürgschaft) to the Seller the due and punctual performance of all obligations (including without limitation any payment obligations) of the Purchaser under this Agreement and the agreements entered into by Purchaser in connection therewith, except that Guarantor does not guarantee the Purchaser’s obligations under Section 12.1. The Guarantor hereby waives any rights which it may have to require the Seller to proceed first against or claim payment from the Purchaser such that as between the Seller and the Guarantor the latter shall be liable as principal debtor as if it had entered into the undertaking to perform such obligations (including without limitation any payment obligations) under this Agreement the agreements entered into by Purchaser in connection therewith itself. The Guarantor shall be entitled to the same objections (Einreden) as the Purchaser.

Section 14

Miscellaneous

14.1	Notices

All notices, requests and other communications under this Agreement shall be made in writing in the English language and delivered by hand, courier, mail or telecopy to the person at the addresses set forth below, or such other person or address as may be designated by the respective Party in writing from time to time, provided that (i) receipt of a copy of a notice, request or other communication by a Party’s advisors shall not constitute or substitute receipt thereof by the respective Party itself and (ii) any notice, request or other communication shall be deemed received by a Party regardless of whether a copy thereof was sent to or received by an advisor of such Party, regardless of whether the delivery of such copy was mandated by this Agreement:

14.1.1	To the Seller:

Unity Media S.C.A.

2 Rue Joseph Hackin

L-1746 Luxembourg, Grand Duchy of Luxembourg

Attn.: Michael Kidd

Fax : 00352 26 43 62 50

with a copy to:

Apollo Management V, L.P.

9 West 57th Street

New York, NY 10019

Attention: Eric Zinterhofer

Fax: +1 (212) 515 3288

with a copy to:

BC Partners, Inc.

667 Madison Avenue, 19th Floor

New York, New York 10065

Attention: Raymond Svider

Fax: +1 (212) 891-2889

with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention: Raymond Y. Lin and Taurie Zeitzer

Fax: +1 (212) 751-4864

with a copy to

Latham & Watkins LLP

Reuterweg 20

60323 Frankfurt am Main

Attention: Dr. Hans Jürgen Lütt and Gregor P. Klenk

Fax: +49 (69) 60 62 6700

14.1.2	To the Purchaser:

UPC Germany GmbH (formerly BALAGO Vermögensverwaltungsgesellschaft mbH)

Alsterarkaden 27

20354 Hamburg, Germany

Attention: Managing Director

Fax: +49 40 36 90 61 55

Fax: +31 20 77 98 71

14.1.3	To the Guarantor:

Liberty Global, Inc.

12300 Liberty Blvd

Englewood, CO 80112 USA

Attention: General Counsel

Fax: +1 303 220 6601

Any notice, request or other communication given to Purchaser under or in connection with this Agreement shall be considered a notice, request or other communication given to the Guarantor as well, and vice versa.

14.2	Costs, Taxes and Expenses

14.2.1	General. Subject to Section 14.2.2 below, the Purchaser shall bear all transfer taxes (including real estate transfer taxes), stamp duties, fees (including the fees for notarization of this Agreement, the Reference Deed and the Transfer Deed, the Escrow Agreement and to the Escrow Agent), registration duties and other charges in connection with any regulatory requirements (including merger control proceedings) and other charges and costs payable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby. In addition, the Purchaser agrees that the Purchaser or the Company, as determined by the Purchaser, shall pay at the Closing as directed by Seller (i) all costs and expenses for financial advisors engaged by the Seller in connection with the transactions contemplated under this Agreement in an amount of EUR 15,000,000 (in words: Euro fifteen million) and such financial advisers’ expenses and (ii) all costs and expenses for legal advisors engaged by the Seller and such legal advisors’ expenses in connection with the transactions contemplated under this Agreement as will be documented by invoices presented at or prior to the Closing Date; Notwithstanding the foregoing, the aggregate of all costs and expenses paid under (i) and (ii) above shall not exceed the difference between (i) EUR 25,000,000 and (ii) the aggregate of the costs and expenses paid by the Company to advisors of the Company in connection with the initial public offering that was terminated on the date hereof.

14.2.2	Exception. Except as provided for in Section 14.2.1 each Party shall bear its own expenses, including the fees of its advisors and counsel.

14.3	Public Disclosure

Neither Party shall make any press release or similar public announcement with respect to this Agreement or the transactions contemplated hereby, and each Party shall keep confidential the contents of this Agreement and any confidential information regarding the other Parties disclosed to it in connection with this Agreement or its implementation, except as expressly agreed with the respective other Party or Parties and except as may be required in order to comply with the requirements of applicable laws or stock exchange regulations. It is understood that the provisions of this Section 14.3 shall not restrict any Party with respect to communications (other than by press release or similar public announcement) to its respective direct or indirect shareholders.

14.4	Entire Agreement

This Agreement (together with all Exhibits hereto) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings (whether written or oral) with respect to all or any part of the subject matter of this Agreement, except for the Confidentiality Agreement between Liberty Global, Inc. and Unitymedia GmbH, BC Partners Ltd. and Apollo Management V L.P. dated July 17, 2009, which shall remain in effect until the Closing Date and, should this Agreement be terminated for any reason, beyond the date of such termination for the term provided for in it. No side agreements to this Agreement exist.

14.5	Amendments, Supplements

Any amendment or supplement to or modification of this Agreement (together with all Exhibits hereto), including this provision, shall be valid only if made in writing, except where a stricter form (e.g., notarization) is required under applicable mandatory law.

14.6	Assignments

No Party may assign, delegate or otherwise transfer any right or claim it may have under this Agreement without the respective other Party’s written consent to any other party that is not an Affiliate of the respective transferring Party. Notwithstanding the preceding sentence, the Purchaser may transfer any of its rights arising under this Agreement for purposes of financing the transactions contemplated in this Agreement. The Purchaser shall inform the Seller of any such transfer.

14.7	No Rights of Third Parties

This Agreement shall not grant any rights to, and is not intended to operate for, the benefit of any third parties, including any Group Entity (kein echter Vertrag zugunsten Dritter).

14.8	Interpretation

14.8.1	Exhibits. All Exhibits to this Agreement constitute an integral part of this Agreement.

14.8.2	Language. This Agreement is written in the English language (except that Exhibits may be in the German language). Terms to which a German translation has been added shall be interpreted within the meaning assigned to them by the German translation alone and not the English term.

14.8.3	Exchange Rate. For purposes of any thresholds, any reference to EUR (Euros) shall include the equivalent in any foreign currency at the exchange rate officially determined in Frankfurt am Main, Germany, on the date hereof, or, should the date hereof not be a Business Day, at the exchange rate officially determined in Frankfurt am Main on the Business Day following the date hereof.

14.8.4	Disclosure. The disclosure of any matter in this Agreement (including all Exhibits hereto) shall be deemed to be a disclosure for all purposes of this Agreement. The fact that a matter has been disclosed in an Exhibit shall not be used to construe the extent to which disclosure is required pursuant to the provisions of this Agreement.

14.8.5	Usage. The term “including” shall mean “including without limitation” whenever used.

14.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Germany, with the exception of its conflicts of laws provisions and the United Nations Convention on Contracts for the International Sale of Goods (CISG).

14.10	Jurisdiction

Without prejudice to the provisions of Section 11.4 (Fast Track Arbitration Proceeding), which if applicable shall prevail and supersede the following, the Parties agree as follows:

Any dispute, controversy or claim arising from or in connection with this Agreement or its validity shall be finally settled by three arbitrators in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) being in force at the time of the commencement of the arbitration proceedings without recourse to the ordinary courts of law. The place of arbitration shall be Frankfurt am Main. The language of the arbitral proceedings shall be English, provided, however, that written evidence may be submitted in either the English or the German language. In the event that mandatory applicable law requires any dispute, controversy or claim arising from or in connection with this Agreement or its validity to be decided upon by an ordinary court of law, the competent courts in Frankfurt am Main shall have the exclusive jurisdiction.

14.11	Severability

Should any provision of this Agreement be or become, or be deemed to be or become, invalid or unenforceable as a whole or in part, the validity and enforceability of the remaining provisions shall not be affected thereby. Any such invalid or unenforceable provision shall, to the extent permitted by law, be deemed replaced by such valid and enforceable provision as comes closest to the economic intent and purpose of such invalid or unenforceable provision. The same shall apply in the event that this Agreement contains any gaps (Vertragslücken). The Parties are aware of the decision of the Federal Supreme Court (Bundesgerichtshof) of September 24, 2002. However, it is the express intent of the Parties that this Section 14.11 shall not be construed as a mere reversal of the burden of proof (Beweislastumkehr) but rather as a contractual exclusion of Section 139 of the German Civil Code (BGB) in its entirety.

****

List of Omitted Exhibits

The following exhibits to the Share Purchase Agreement, dated November 13, 2009, among Unity Media S.C.A., BALAGO Vermogensverwaltungsgesellschaft mbh (to be renamed UPC Germany GmbH), and Liberty Global, Inc. have been omitted from this filing:

Exhibit D/1: Prospectus

Exhibit D/2: Instruction to Notary

Exhibit 1.2.1: List of Subsidiaries

Exhibit 3.3: Form of Escrow Agreement

Exhibit 4.1.2: Performance of Hesse Stake Share Swap

Exhibit 5.2: Seller’s Account

Exhibit 7.2.1(i): Form of Transfer Deed

Exhibit 8: Persons relevant for Seller’s Knowledge

Exhibit 8.4.2: List of encumbrances on certain Subsidiary Interests

Exhibit 8.5: List of Material Intercompany Agreements

Exhibit 8.6: List of Permitted Leakage

Exhibit 8.9/1: Material Agreements not described in Prospectus

Exhibit 8.9/2: Material Litigation not described in Prospectus

Exhibit 8.10: List of actions outside the Ordinary Course

Exhibit 8.11.2: Consolidated Interim Financial Statements 2008

Exhibit 9.2.1(viii): Capex budget for the year 2010

Exhibit 9.2.2: List of actions approved by Purchaser

Exhibit 9.2.3: Purchaser’s Contact Person

Exhibit 11.1.5(ii): Financial statements of Group Entities

Exhibit 11.4.2: List of Single Arbitrators

Exhibit 12.1: List of Material Financing Agreements

The undersigned registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.